MD Global Partners, LLC

Financial Statement
Pursuant to SEC Rule 17a-5

December 31, 2025

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67456

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MD Global Partners LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
329 E 63rd St #3J
(No. and Street)

New York	NY	10065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Miller	917-620-6006	jmiller@mdgpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
WWC PC
(Name – if individual, state last, first, and middle name)

2010 Pioneer Court	San Mateo	CA	94403
(Address)	(City)	(State)	(Zip Code)
03/16/2004		1171	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Owen May, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of MD Global Partners LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Signed by: Owen May 39790FD21EF347B...

Title: Managing Member

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MD Global Partners, LLC
Table of Contents
December 31, 2025

Report of Independent Registered Public Accounting Fim on the Financial Statements

Financial Statements:

Statement of Financial Condition

Notes to Financial Statements

WWC, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Manager and Member of
MD Global Partners, LLC
329E 63rd St #3J, New York, NY 10065

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MD Global Partners, LLC as of December 31, 2025, and the related notes and supplemental schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MD Global Partners, LLC as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MD Global Partners, LLC's management. Our responsibility is to express an opinion on MD Global Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MD Global Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

WWC, P.C.

WWC, P.C.
Certified Public Accountants
PCAOB ID. No, 1171

We have served as MD Global Partners, LLC's auditor since 2018.

San Mateo, CA
March 31, 2026

2010 PIONEER COURT, SAN MATEO, CA 94403 TEL.: (650) 638-0808 FAX.: (650) 638-0878
E-MAIL: INFO@WWCCPA.COM WEBSITE: WWW.WWCCPA.COM

MD Global Partners, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash and cash equivalents	$	28,636
Deposits with clearing broker		50,000
Fees receivable- affiliates		705
Fees receivable		26,788
Prepaid expenses		7,008
Total assets	$	113,137

Liabilities

Accounts payable and accrued liabilities	$	10,413
Due to member		5,000
Due to clearing broker		10,803
Commissions payable		42,600
Total liabilities		68,816

Member's Equity

Member's equity	$	44,321
Total member's equity		44,321
Total liabilities and member's equity	$	113,137

The accompanying notes are an integral part of these financial statements.

MD Global Partners, LLC
Notes to Financial Statements
For the Year Ended December 31, 2025

Note 1: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with RBC Capital Markets ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2025, was $50,000.

The Company owes the Clearing Broker $10,803 at December 31, 2025. This liability arose due to net average monthly clearing expenses exceeding net average monthly commission revenues, less any payments by the Company to the Clearing broker to make up for the shortfall. The $10,803 liability appears in the liability section of the Statement of Financial Condition.

Note 2: INCOME TAXES

The Company operates as a single member limited liability company and is treated as a disregarded entity for income tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the member and no provision or liability for federal or state income taxes is included in these financial statements.

Note 3: CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash balances which at times may be in excess of insured amounts. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

Note 4: COMMITTMENT AND CONTINGENCIES

The Company was named in a lawsuit by a third party who has no relationship with the Company. The lawsuit seeks $47,500 in damages. The Company believes the suit is frivolous and has no merit.

The Company has filed a civil suit against a former consultant and a former employee for theft, fraud, and breach of fiduciary duty. If successful, the Company does not expect to recover monetary damages.

The Company is subject to claims which arise in the ordinary course of business which are the result of regulatory inquiries. For the year ended December 31, 2025, a $40,000 fine imposed by FINRA, the result of a FINRA cycle examination covering the period 2019 to 2022, and for which the Company signed an Acceptance, Waiver, and Consent ("AWC"), is included in Regulatory expenses in the Statement of Operations.
The Company completed second FINRA three-year cycle examinations covering the periods 2022 to 2024. The results of this examination have not been concluded.
Any net capital shortfall due to the imposition of a fine is expected to be fully addressed by means of a capital contribution by the member.

MD Global Partners, LLC
Notes to Financial Statements
For the Year Ended December 31, 2025

Note 5   Related Party Transactions

At December 31, 2025, the balance due to the Company from companies under common control was $705. The Company reimburses the Company's member for rent he paid for the New York City office. Rent expense for this office was $27,668 in 2025. The Company's' member advanced the Company $5000 in 2025. This amount is included in the liability section of the Statement of Financial Condition.

Note 6:   Segment Reporting

The Company follows ASC 280 , Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reposrts financial results as a single reportable segment, brokerage services segment. Using the management approach, qualitative nd quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Company has identified its Chief Exceutive Officer as its Chief Operating Decision Maker („CODM"). The CODM makes decisions about allocating respurces and assessing perfromance in a mnnerr consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and nature of business and summary of significant accounting policies.

Note 7:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $27,641 which was $22,641 in excess of its required net capital of $5,000 and the Company's ratio of aggregate indebtedness of $53,613 to net capital was 1.94 to 1, which is less than the 15 to 1 maximum allowed.

Note 8:   SUBSEQUENT EVENTS

Management has evaluated the Company's subsequent events and transactions that occurred through the date which the financial statements were available to be issued. The Company determined there were no subsequent events and transactions that required disclosure.